November 16, 2018

Matthew Reid
Principal Executive Officer
APPlife Digital Solutions, Inc.
338 North Market Street, #161
San Jose, CA 95110

       Re: APPlife Digital Solutions Inc
           Registration Statement on Form S-1
           Filed October 18, 2018
           File No. 333-227878

Dear Mr. Reid:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover, page 3

1. Please revise to disclose on the prospectus cover page that the selling shareholders are offering 3,611,552 shares in this offering. Clarify your statement on page 12 that this is a primary offering. Revise the cover page to also disclose a fixed price at which the selling securityholders will sell their shares until such time as the common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB.
       We note your reference to an offering price of $0.0875 per share of common stock on page 10.
 Matthew Reid
FirstName LastNameMatthew Reid
APPlife Digital Solutions, Inc.
Comapany 16, 2018
November NameAPPlife Digital Solutions, Inc.
November 16, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Fiscal Condition and Results of
Operation
Investing Activities, page 18

2. Please discuss the obligations you have as the exclusive marketing and development partner for Smartrade. Please disclose any material risks or challenges that may be posed by your relationship with this platform. In this regard, it appears that Smartrade is not registered as a national securities exchange, alternative trading system, or broker-dealer under the Securities Exchange Act of 1934 but appears to be engaged in the facilitation of securities transactions in the United States.
Description of Business
Marketing Strategy, page 20

3. You disclose that you have "agreed to terms" with Lesly Bernard and Natalia Bruschi regarding your Drinx and Rooster apps, respectively. Please provide a description of the material terms of your agreement with each person to market your product.
Directors, Executive Officers, Promoters and Control Persons, page 21

4. Please identify the companies at which Matthew Reid worked during the past five years and the dates of his employment at each company. See Item 401(e) of Regulation S-K.
Recent Sales of Unregistered Securities, page 22

5. We note that Matthew Reid received 90,000,000 shares from the company as compensation for his services but that he currently owns 102,239,209 shares. Please explain whether there were additional sales of unregistered securities to Mr. Reid.
Notes the Consolidated Financial Statements
Note 2. Investment in Smartrade Exchange Services, Inc., page 37

6. We note that you entered into an agreement to purchase 21% of Smartrade for $450,000 in various tranches based on defined milestones and you agreed to purchase an additional 3%
         of the total common stock. We further note that you hold one of five seats on the Board of Directors and you are the exclusive marketing and development partner for Smartrade.
         These factors suggest that you have the ability to exercise significant influence over
         Smartrade. In this regard, tell us why this investment is being accounted for as a cost investment instead of applying the equity method. We refer you to ASC 323-10-15-3 and
         6(a) & (b). In addition, if the investment is accounted for under the equity method you are required to provide the disclosures outlined in Rule 8-03(b)(3) of Regulation S-X.
7. Please tell us how you considered Rule 8-04 of Regulation S-X in evaluating whether you are required to include audited consolidated financial statements of Smartrade.
 Matthew Reid
APPlife Digital Solutions, Inc.
November 16, 2018
Page 3
General

8. Please include a section to disclose your related party transactions. In this regard, we note that the company received loans from an officer to pay for operating expenses and issued stock to a family member of an officer in exchange for services. See
Item 404(d) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,
FirstName LastNameMatthew Reid
                                                               Division of
Corporation Finance
Comapany NameAPPlife Digital Solutions, Inc.
                                                               Office of
Information Technologies
November 16, 2018 Page 3                                       and Services
FirstName LastName